BYLAWS OF HC ANDERSON ROOFING COMPANY, INC.

BYLAWS OF HC ANDERSON ROOFING COMPANY, INC.

These Bylaws are adopted by the sole shareholder of HC Anderson Roofing Company, Inc., an Illinois corporation (the "Company"),

and shall become effective as of the date of adoption. These Bylaws reflect the current corporate governance structure and are intended to comply

with modern standards, digital recordkeeping, and SBA 7(a) loan program requirements.

Article I - Offices

The principal office of the Corporation shall be located at such place as the Board of Directors may determine.

The Corporation may also have offices at such other places as the Board may from time to time determine or the business of the Corporation may require.

Article II - Shareholders

Section 1. Annual Meeting. An annual meeting of the shareholders shall be held at such time and place, including by electronic means,

as determined by the Board of Directors for the purpose of electing directors and transacting other business.

Section 2. Special Meetings. Special meetings may be called by the President, a majority of the Board of Directors, or shareholders holding not less than 25% of the shares entitled to vote.

Section 3. Notice. Written notice, including via email or digital platform, stating the place, date, and hour of the meeting shall be delivered not less than ten nor more than sixty days before the meeting.

Article III - Stock

Section 1. Classes. The Corporation is authorized to issue Class A voting shares and Class B non-voting shares.

Class B shares may be used as mezzanine financing instruments. These shares shall be non-voting and subordinated to all senior secured debt, including the SBA 7(a) loan.

Return expectations may be negotiated at the time of issuance.

Section 2. Transfer Restrictions. Transfers of Class A voting shares are subject to the Corporation's right of first refusal,

and require approval by a majority of Class A shareholders or the Board. Class B shares may be transferred freely,

except the Company reserves the right to repurchase Class B shares at par or fair market value with 30 days' notice.

Transfers to spouses and children are permitted. Transfers to trusts are allowed only if the trust is revocable and the grantor is the sole trustee and beneficiary, ensuring compliance with SBA 7(a) ownership rules.

Article IV - Board of Directors

Section 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

Section 2. Number and Election. The number of directors shall be fixed by resolution of the Board. Each director shall hold office until their successor is elected and qualified.

Section 3. Deadlock Resolution. In the event of a deadlock between shareholders or directors that materially impacts the business and cannot be resolved within 15 days,

the issue shall first be referred to a named CPA for mediation. If mediation fails, the matter shall proceed to binding arbitration conducted by Karen Kraft, serving as a neutral third party.

Article V - Officers

Section 1. Officers. The officers of the Corporation shall consist of a President, Secretary, and Treasurer. Other officers may be appointed by the Board as needed.

Section 2. Duties:

- President: Chief executive responsible for operations, business strategy, and governance.

- Secretary: Maintains digital records, meeting minutes, and corporate documentation.

- Treasurer: Manages financial books, banking, and SBA financial compliance.

Brandon Schlichter shall serve as President. Lance Sanderson shall serve as Secretary and may also serve as Director, contingent upon SBA approval if equity is granted.

His eligibility for ownership is subject to a separate performance-based agreement that includes maintaining the net income of H.C. Anderson Roofing Company based on the historical performance of the company prior to purchase, and growing it.

Article VI - Indemnification

To the fullest extent permitted by law, the Corporation shall indemnify any person who is or was an officer, director, or employee,

except in cases of gross negligence, fraud, willful misconduct, or criminal acts. Indemnification shall survive termination of service.

Advancement of legal fees shall require Board approval and must be repaid if the individual is found liable. This indemnification is subject to SBA compliance.

Article VII - SBA Compliance

Any issuance, transfer, or encumbrance of voting shares, directorships, or managerial control shall require prior written approval by the SBA where applicable under SBA 7(a) loan requirements.

The Corporation shall remain compliant with SBA SOP 50 10 7 and submit required forms including SBA Form 2462 and other relevant documentation.

Article VIII - Amendments

These Bylaws may be amended or repealed by a majority vote of the Board of Directors or the shareholders, subject to SBA and state law requirements.

Brandon Schlichter

Singed By Brandon Schlichter, Owner, H.C. Anderson Roofing Company, Inc.

5/1/2024